EXHIBIT 99.1

Blue Hat Announces an Updated Effective Time for 1-for-50 Reverse Stock Split

Xiamen, China – March 4, 2026: Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), a Cayman Islands exempted company, previously reported on March 3, 2026 that it expects to implement a 1-for-50 reverse stock split on its ordinary shares (the “Reverse Stock Split”) effective Friday, March 6, 2026, with trading to begin on a split-adjusted basis at the market open on that day. Such time will now be postponed to Monday, March 9, 2026, with trading to begin on a split-adjusted basis at the market open on that day. Before such reverse stock split, as of March 3, 2026, the Company has a total of 154,912,000 ordinary shares, par value $0.0000001 per share issued and outstanding. Trading in the ordinary shares is expected to continue on the Nasdaq Capital Market under the symbol “BHAT”. The new CUSIP number for the ordinary shares following the reverse stock split is G1329V 122.

Upon the effectiveness of the reverse stock split, every 50 shares of the Company’s issued and outstanding ordinary shares, par value $0.0000001 per share will automatically be converted into one issued and outstanding ordinary share, par value $0.000005 per share. No fractional shares will be issued as a result of the reverse stock split. Instead, any fractional shares that would have resulted from the split will be rounded up to the next whole number. The reverse stock split affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares.

The reverse stock split at a ratio of 1-for-50 shares was approved by the Company’s board of directors and its shareholders.

About Blue Hat

Blue Hat was formerly a provider of communication services, as well as a producer, developer, and operator of AR interactive entertainment games, toys, and educational materials in China. Leveraging years of technological accumulation and unique patented technology, Blue Hat is expanding its business to commodity trading, aiming to become a leading intelligent commodity trader worldwide. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com. The Company routinely provides important information on its website.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company’s SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Blue Hat Interactive Entertainment Technology
Phone: +86 (592) 228-0010
Email: ir@bluehatgroup.net